EXHIBIT 12.1

WISCONSIN ENERGY CORPORATION
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three
	Months
	Ended	Twelve Months Ended
	3/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
	(Millions of Dollars)

Pre-tax Income	$312.4	$941.4	$901.2	$839.3	$763.5	$693.4
Add:
Nonutility Amortization of Capitalized Interest	1.8	7.3	7.3	7.3	7.3	4.8
Subtract:
Capitalized Interest	(0.8)	(3.0)	(9.4)	(15.9)	(26.7)	(52.3)
Earnings Before Adding Fixed Charges (a)	313.4	945.7	899.1	830.7	744.1	645.9

Fixed Charges
Interest Expense	60.2	243.3	260.3	262.9	261.3	257.5
Estimated Interest Component of Rentals	4.2	15.9	15.7	18.4	20.1	19.2
Preferred Stock Dividend Requirements of
Wisconsin Electric Power Company	0.4	1.6	1.6	1.6	1.6	1.6
Total Fixed Charges as Defined (b)	64.8	260.8	277.6	282.9	283.0	278.3

Total Earnings as Defined	$378.2	$1,206.5	$1,176.7	$1,113.6	$1,027.1	$924.2

Ratio of Earnings to Fixed Charges	5.8x	4.6x	4.2x	3.9x	3.6x	3.3x

(a) Earnings before adding fixed charges is determined by starting with pre-tax income from continuing operations (less undistributed equity in earnings of unconsolidated affiliates) and nonutility amortization of capitalized interest, and subtracting from the total, capitalized interest.

(b) Fixed Charges consists of interest charges on our long-term debt and short-term borrowings (including a representative portion of lease expense), capitalized interest, amortization of debt expenses and an amount equal to the earnings before income taxes required to pay preferred dividends of a wholly owned subsidiary.